 Regencell Bioscience Holdings Limited

11/F First Commercial Building

33-35 Leighton Road, Causeway Bay, Hong Kong

June 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attn:	Tara Harkins

Al Pavot

Abby Adams

Laura Crotty

Re:	Regencell Bioscience Holdings Ltd Amendment No. 2 to Registration Statement on Form F-1 Filed June 11, 2021 File No. 333-253571

Ladies and Gentlemen,

Regencell Bioscience Holding Limited (the “Company”, “Regencell”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 21, 2021, regarding our Amendment No. 2 to Registration Statement on Form F-1 filed on June 11, 2021. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amendment to registration statement on Form F-1 filed publicly accompanying this Response Letter is referred to as Form F-1/A.

Amendment No. 2 to Registration Statement on Form F-1 filed June 11, 2021

Capitalization, page 28

1. Please explain to us how you calculated the pro forma and pro forma as adjusted columns. These columns do not appear to reconcile to the bulleted descriptions accompanying the disclosure.

Response: The Company acknowledges the Staff’s comment and has revised disclosure on page 38 Capitalization section of the Form F-1/A.

Dilution, page 39

2. We note that your accumulated deficit was $(2,984,740) as of December 31, 2021 and gross proceeds from the issuance of the offering are $21,850,000 based upon an assumed offering price of $9.50 per share, which would be $18,865,260 pro forma as adjusted net tangible book value without deducting offering costs. As such, please explain to us how you calculated the $19,572,797 pro forma as adjusted net tangible book value as of December 31, 2020.

Response: The Company acknowledges the Staff’s comment and has revised disclosure on page 39 of the Form F-1/A.

Our Business

Estimated Time and Cost Prior to the Commercialization of Our Standardized TCM Formulae

Candidates in Hong Kong, page 68

3. We note that there are discrepancies between the amounts listed in your use of proceeds disclosure on page 36 and the amounts provided for the corresponding categories in the narrative on page 69. Please explain or reconcile.

Response: The Company acknowledges the Staff’s comment and respectively advises the Staff that the amounts on page 69 are the estimated costs prior to commercialization while the use of proceeds disclosure on page 36 is only related to how the Company intends to use the proceeds from this offering. The Company has revised disclosure on page 36 to explain the discrepancies.

Exhibits

4. We note that the legal opinion of Hunter Taubman notes the potential issuance of up to 2,711,125 ordinary shares, which includes 2,300,000 offered shares, 345,000 shares covered by the over-allotment, and 66,125 shares underlying warrants issuable to the underwriter. However, the legal opinion of Ogier notes only 2,645,000 ordinary shares total, which amount is said to include the over-allotment shares and the shares issuable upon exercise of the underwriter's warrants. Please reconcile these amounts, and revise the opinions, as necessary. Please also ensure the prospectus disclosure is consistent with the legal opinions filed.

Response: The Company acknowledges the Staff’s comment and has refiled revised Exhibit 5.1.

5. Please file the 2021 Share Option Plan, approved on May 31, 2021, as an exhibit to the registration statement. We note that you have filed the related Form of Option Agreement as Exhibit 10.12 but not the plan itself.

Response: The Company acknowledges the Staff’s comment and has filed the 2021 Share Option Plan as Exhibit 10.13.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at (212) 530-2208.

(signature page follows)

Very truly yours,

/s/ Yat-Gai Au
Yat-Gai Au Chief Executive Officer

cc:	Joan Wu Arila Zhou
Hunter Taubman Fischer & Li LLC